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                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            REPORT OF FOREIGN ISSUER
                            ------------------------


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                          For the month of August 2005


                              AETERNA ZENTARIS INC.
                   ------------------------------------------

                        1405, boul. du Parc-Technologique
                                 Quebec, Quebec
                                 Canada, G1P 4P5
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                            Form 20-F        Form 40-F    X
                                      ------           ------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

                                 Yes       No   X
                                     -----    -----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
                                   -----


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                                 DOCUMENTS INDEX

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
DOCUMENTS       DESCRIPTION
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
1.              Press release dated August 29, 2005 -AEterna Zentaris Announces
                Completion of Patient Enrollment for Ozarelix (D-63153) Phase II Trial
                in Hormone-Dependent Prostate Cancer




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                                                         [AETERNA ZENTARIS LOGO]


AETERNA ZENTARIS INC. 1405 du Parc-Technologique Blvd.
Quebec (Quebec) Canada G1P 4P5 T 418 652-8525 F 418 652-0881
www.aeternazentaris.com

                                                           PRESS RELEASE
                                                           For immediate release





AETERNA ZENTARIS ANNOUNCES COMPLETION OF PATIENT ENROLLMENT FOR OZARELIX (D-63153) PHASE II TRIAL IN HORMONE-DEPENDENT PROSTATE CANCER

QUEBEC CITY, CANADA, AUGUST 29, 2005 - AEterna Zentaris Inc. (TSX: AEZ; NASDAQ:
AEZS) today announced that it has completed enrollment for a Phase II trial with ozarelix (D-63153) in hormone-dependent prostate cancer, ahead of the projected schedule. This multicenter trial is designed to evaluate the effects of ozarelix on hormonal levels, in particular testosterone, as well as objective anti-tumor effects. This multicenter open-label trial involving 48 patients is being conducted in Europe in collaboration with its partner Spectrum Pharmaceuticals Inc. (NASDAQ: SPPI).

"We are very pleased with this performance in completing patient enrollment within only four months for this European Phase II trial. In addition to reflecting the recognized expertise in oncology at both AEterna Zentaris and Spectrum, this speedy recruitment represents an additional vote of confidence from our investigators towards our LHRH antagonist approach. Given the required follow-up period, we now look forward to disclosing full data results at major conferences in early 2006," stated Gilles Gagnon, President and Chief Executive Officer at AEterna Zentaris.

ABOUT OZARELIX (D-63153) AND DEVELOPMENT ALLIANCE WITH SPECTRUM PHARMACEUTICALS

Ozarelix (D-63153) is a fourth generation LHRH (Luteinizing Hormone Releasing Hormone) antagonist administered as a depot formulation for the treatment of hormone-dependent prostate cancer.

In August 2004, AEterna Zentaris granted Spectrum Pharmaceuticals an exclusive license to develop and market ozarelix (D-63153) for all potential indications in North America (including Canada and Mexico) and India. AEterna Zentaris retains exclusive rights to the rest of the world and will share with Spectrum upfront and milestone payments, royalties or profits from potential sales in Japan.

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                                                         [AETERNA ZENTARIS LOGO]

ABOUT PROSTATE CANCER

According to the American Cancer Society's 2004 Cancer Facts and Figures, over 230,000 new prostate cancer cases are projected in the United States in 2005. With an estimated 30,000 deaths, prostate cancer is the second leading cause of cancer deaths in men in the U.S. According to the Prostate Cancer Foundation, one in six American men will develop prostate cancer in the course of his lifetime.

ABOUT AETERNA ZENTARIS INC.

AEterna Zentaris Inc. is an oncology and endocrine therapy focused biopharmaceutical company with proven expertise in drug discovery, development and marketing. The Company's broad 20 product pipeline leverages six different therapeutic approaches, including LHRH antagonists and signal transduction inhibitors. The lead LHRH antagonist compound, cetrorelix, is currently marketed for IN VITRO fertilization under the brand name Cetrotide(R). Cetrorelix is also in late-stage clinical development for endometriosis and benign prostatic hyperplasia (BPH). The lead signal transduction inhibitor compound, perifosine, is a novel, first-in-class, oral anticancer agent that modulates several key signal transduction pathways, including AKT, MAPK, and JNK that have been shown to be critical for the survival of cancer cells. Perifosine has demonstrated single agent anti-tumor activity in Phase I and Phase II studies and is currently being studied as a single agent and in combination with several forms of anti-cancer treatments for various forms of cancer, including non-small cell lung cancer and breast cancer.

AEterna Zentaris also owns 50.1% of Atrium Biotechnologies Inc. (TSX: ATB.sv), a leading developer, manufacturer and marketer of value-added products for the cosmetics, pharmaceutical, chemical and nutritional industries.

News releases and additional information are available at
www.aeternazentaris.com.
-----------------------

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements made pursuant to the safe harbor provisions of the U.S. Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties, which could cause the Company's actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue R&D projects, the successful and timely completion of clinical studies, the ability of the Company to take advantage of business opportunities in the pharmaceutical industry, uncertainties related to the regulatory process and general changes in economic conditions. Investors should consult the Company's quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned not to rely on these forward-looking statements. The Company does not undertake to update these forward-looking statements.

                                      -30-

CONTACTS

MEDIA RELATIONS
Paul Burroughs
(418) 652-8525 ext. 406
paul.burroughs@aeternazentaris.com
----------------------------------


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                                                         [AETERNA ZENTARIS LOGO]


INVESTOR RELATIONS
Ginette Vallieres
(418) 652-8525 ext. 265
ginette.vallieres@aeternazentaris.com
-------------------------------------

EUROPE
Matthias Seeber
+49 69 42602 3425
matthias.seeber@aeternazentaris.com
-----------------------------------


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                                    SIGNATURE


             Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                              AETERNA ZENTARIS INC.


Date:  August 29, 2005                        By:  /s/ Mario Paradis
----------------------                             -----------------------------
                                                   Mario Paradis
                                                   Senior Finance Director and
                                                   Corporate Secretary